CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent the use of our auditor’s report dated March 26, 2025 with respect to the consolidated financial statements of Integra Resources Corp. and its subsidiaries (together, the “Company”) as at December 31, 2024 and for the year ended December 31, 2024 included in the Company’s Annual Report on Form 40-F being filed with the United States Securities and Exchange Commission.
We also consent to the incorporation by reference of such report in the Company’s Registration Statements Nos. 333-242495 and 333-267507 on Form S-8.
/s/ MNP LLP
Chartered Professional Accountants

March 24, 2026
Vancouver, Canada

MNP LLP
Suite 2400 - 609 Granville Street, PO Box 10203 LCD Pacific Centre, Vancouver B.C., V7Y 1E7	1.877.688.8408 T: 604 685 8408 F: 604 685 8594 MNP.ca